Contact

www.linkedin.com/in/phingers (LinkedIn)
www.advisorycloud.com/profile/Bryan-Dennstedt (Personal)

Top Skills

Team Leadership
Technical Leadership
Leadership

Certifications

Plant-Based Nutrition Certificate

Bryan Dennstedt

Fractional Chief Technology Officer, Partner at TechCXO, CTO/CIO, Telemedicine Technology Expert, Plant-based Sustainability Investor
Charlotte Metro

Summary

I have more than 20 years of exemplary achievement in the field of Information Technology, working with premier companies such as iPic Entertainment, MDLive Telehealth, IBM, and Xerox. I've built my career on a reputation for integrity and technical expertise, and have progressed consistently through a broad range of roles, giving me a comprehensive understanding of my field.

Between 1997 and 2000 I worked as a Developer for Xerox, and immediately after that I became a Solution Architect for IBM, where I built e-commerce and portal websites, and led an international team through the signing of a multi-million dollar SAP upgrade. Since 2008 I have served in a senior leadership capacity, first with City Power Marketing (energy trading) then MDLIVE (healthcare and telemedicine), and most recently with iPic Entertainment (Movie theaters and restaurants).

In 2001 I completed a Bachelor of Science with an emphasis on Information Technology. In addition to my many years of on-the-job professional development and ongoing training, the attainment of my degree further allowed me to build a reputation as a subject matter expert in my field.

My broad expertise includes a strong balance of both Business and Technical strengths, including:

--Telehealth and Telemedicine Expert
--Financial Management
--IT Governance
--Project Management
--Resource Allocation
--Social Media Marketing
--Business Intelligence
--Cloud Computing

--System Architecture
--User Experience
--Product Management
--IT Security & Compliance

Experience

TechCXO
Fractional CTO and Partner, Charlotte
2017 - Present (6 years)
Charlotte, North Carolina Area

Bryan provides thought leadership to companies that need the benefits of a Chief Technology Officer.
Bryan will help your company expand or develop an IT team which could run on its own, provide oversight on a large project, guide the executive team on technical aspects of your organizations' strategic direction, and many more aspects:

- Team Development and Leadership - Bryan can help develop and build your IT team, whether in-house or via strategic partnerships with other technology vendors.
- Experienced Executives - Bryan has access to a team of C-Suite executives that have numerous years of experience across a wide range of industries, project management, business development, and vendor relationship management.
- A Focus on You - Bryan becomes your CTO. While they’re working on your businesses, they will engage as your businesses and learn the nuances that will drive forward success.
- Strategic Assessments - Have an existing business you want to protect or buy or a brand new one that you’re not sure how to get started?
- Manage Development Team - It can be hard to translate IT words into business progress and benefits. Let Bryan help with a detailed review of the code and project plans.
- Improve Your Existing Team - Frustrated by the development team missing deadlines and unable to deliver? Not sure how to plan for your teams expansion & career advancements? Bryan can help.

SocratesMD
Chief Technology Officer
October 2020 - Present (2 years 7 months)

Charlotte, North Carolina, United States

Harnessing technology to deliver world-class healthcare to sub-Saharan Africa through telemedicine.

Startup Grind
Fort Lauderdale, Florida - Chapter Director
2017 - 2018 (1 year)
Fort Lauderdale, Florida

https://www.startupgrind.com/ft-lauderdale/

For all the information you need to know. Sign up for our email list to stay up to date.

iPic Entertainment
Chief Technology Officer
2015 - 2016 (1 year)
Boca Raton, Florida

The nation's fastest growing luxury theater circuit and dining destination. With more than 1M brand-loyal members and 4M guests annually, iPic is dedicated to building a culture supporting customer loyalty, and profitable growth.

--Direct teams in the management and continued improvement of technology for iPic Theaters,
encompassing mobile applications, websites, intranet, projectors, and infrastructure
--Pioneered the revitalization of the iPic.com website with AngularJS, streamlining it for mobile users
--Championed the launch of the iPic mobile application for iOS and Android using Ionic Framework
--Implemented Net Promoter Score ranking system to accurately measure the success of each theater
--Managed the conversion of the email platform to Movio analytics, allowing full life cycle of evaluation

MDLIVE, Inc.
Chief Technology Officer
2012 - 2015 (3 years)
Fort Lauderdale, Florida

Premier telehealth provider, connecting people to board certified providers every day of the year.

--Grew team from 7 to 50+ IT members, and established a highly available 99.99% uptime production environment
--Provided critical leadership in the launch of the first version of the MDLIVE patient mobile application,
which allows patients to visit with board-certified doctors and licensed therapists any time by video or phone
--Contributed to a $50M fundraising initiative by supporting the development of the IT review process
--Established and led a full-scale healthcare quality assurance team with both manual and automated testing
--Provided expert counsel on security audits and sales components to secure hospital and insurance contracts

Pro-MED Clinical Systems, LLC
Solutions Architect
2011 - 2012 (1 year)
Fort Lauderdale, Florida

The largest provider of comprehensive Emergency Department Services, currently serving more than 200 hospitals across the US. Pro-MED automates important functions to ensure cost-effective, high quality patient care.
--Capitalized on new partnership opportunities, providing critical leadership to technical team
--Directed the migration of entire platform from client server architecture to SaaS model in the cloud
--Implemented quality assurance system with Selenium HQ that showcased max user concurrency levels
--Enabled acquisition of talented database administrators, UI/UX architects, Java developers and junior developers by performing gap analysis on team structure and managing extensive interview process

City Power Marketing LLC
Chief Information Officer
2008 - 2011 (3 years)
Fort Lauderdale, Florida

Private energy trading company, buying and selling wholesale electricity on independent system operators (ISOs).

--Designed flagship product suite, a web-based platform which grew to encompass all trading tools,

including bid submission, business intelligence, and financial dashboards used daily by trading team
--Pioneered migration of IT operations from New Jersey to Fort Lauderdale, including vendor selection and construction of a data center, as well as networking, phone systems, and redundant internet connection
--Expanded IT team by 30%, mentoring members through code reviews, and coordinating training programs
--Reduced costs 15% through database design and server implementation on multi-million dollar IT budget
--Successfully achieved 99.9% uptime on production systems that were integral to trading operations
--Updated business plan to seek additional funding, allowing further expansion into new markets and
delivering complex data analysis reports at critical junctures during negotiations with legal proceedings
--Consulted CEO in the selection of trading products for business team, like financial transmission rights
--Facilitated substantial revenue generation through effective team leadership of a four month IT project
--Enabled improved disaster recovery options by creating off-site data center with full system replication
--Improved user experience and enhanced web portal by increasing data relevancy and personalization
--Streamlined sharing of data between trading team ISOs, enabling instant access to critical information
--Leveraged Scrum and Rapid Application Development (RAD) methodologies implementing two week
release cycles to accelerate time-to-market and gain competitive edge through predictable schedule

IBM
IT Architect
2000 - 2008 (8 years)

American multinational technology company with operations in more than 170 companies. The company originated in 1911, and today manufactures and markets computer hardware, middleware, and software. IBM is also a major research organization, holding the record for the most patents generated by a business for 23 consecutive years.

--Architected e-commerce and portal websites while working on Fortune 500 company engagement nationally and internationally for Home Depot, Vodafone, Sears, Pfizer, Circuit City, CIBC, Whirlpool, and Tribune among others.
--Led international team through sales phase, leading to signing multi-million dollar worldwide SAP upgrade
--Specialized in SEO techniques and led internal training sessions on how search engines worked
--Customized BroadVision and WebSphere portal and commerce solutions to meet business objectives
Integrated web portal features with automated banking machines and customized cash register systems

Xerox
E-Commerce Developer
1997 - 2000 (3 years)

American global corporation that sells business services and document technology products, founded in 1906.

--Launched B2C and B2B e-commerce sales, leveraging BroadVision e-commerce and an Oracle database
--Integrated through EDI and XML B2B to reorder transactions for vendors using IBM NetData products
--Created internal website projects to foster internal communications using Perl, PHP, and MySQL databases
--Supported large internal website for teamwork day event, including interfacing with graphic design team

Education

Rochester Institute of Technology
BS, Information Technology · (1996 - 2001)